

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2023

Katie A. Lorenson
Chief Executive Officer
Alerus Financial Corporation
401 Demers Avenue
Grand Forks, ND 58201

> **Re: Alerus Financial Corporation**
> **Registration Statement on Form S-3**
> **Filed September 14, 2023**
> **File No. 333-274509**

Dear Katie A. Lorenson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc:    Joseph T. Ceithaml, Esq.